Exhibit 17.1

LETTER OF RESIGNATION

November 30, 2022

Playtika Holding Corp. (the “Company”)

c/o Playtika Ltd.

HaChoshlim St. 8

Herzliya Pituach, Israel

To the Board of Directors of the Company:

Reference is hereby made to that certain Stock Purchase Agreement dated as of June 27, 2022, by and between Playtika Holding UK II Limited (the “Seller”) and Joffre Palace Holdings Limited (“Joffre” and, together with any of its affiliates, the “Joffre Stockholders”) as amended on August     , 2022 (as so amended, the “SPA”) and to the Stockholders Agreement dated as of July 11, 2022 between Joffre and the Company (the “SHA”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the SPA.

Effective immediately, I hereby irrevocably resign from all positions I hold as a director of the Company, in accordance with the terms of the SHA and due to my disagreements with the Company which are set forth below.

As the Board well knows, I was excited to join the Board and took my role as a director extremely seriously. Upon becoming a director and after having observed significant deficiencies in the Company’s current governance practices, I sent a letter to the Board on July 16, 2022 regarding those practices. I believed then, and still do today, that the Company’s corporate governance practices need to be improved to bring the Company into alignment with market norms and best practices for listed companies.

In particular, I raised my discomfort around the fact that the Board is largely controlled by management, leading to several instances of conflicts of interest and the possible enrichment of management at the expense of stockholders. For example, among many other instances set forth in my letter, the Company’s retention plan is administered by and subject to the sole interpretation of the CEO who also serves as the Chair of the Board and who also stands to gain the most from the plan. Beyond the retention plan, this lack of independent board oversight of management has also led to significant costs and write-offs in at least one related party transaction which I personally believe to have been avoidable. In addition, exacerbating the structural issues around a management-controlled Board, the Company entrenches management’s conflicted position through the use of a springing “classified board” structure in the Company charter. I was not alone in my concerns about the Company’s governance practices as Institutional Shareholder Services’ Quality Score for the Company as of July 1, 2022 was “10”—the lowest rank possible and indicative of higher corporate governance risk.

I asked for the issues raised in my letter to be given due consideration by the Corporate Governance Committee specifically and the Board generally. I have not received a response which I deem satisfactory (or which I believe that independent stockholders would deem satisfactory). While I acknowledge the Company had commissioned an investigation in response to my letter, in my view, the situation has not changed in any sufficiently meaningful way.

Since the letter was sent, I have also observed other lapses and communication failures as a result of the structural issues I had highlighted which have prevented the Board from properly executing its required supervisory role.

It is now clear to me that Joffre was not able to proceed to Pre-Closing under the SPA in part because of management’s domination of the Board, which is contrary to assurances made to me by the Seller and is a direct result of the Company’s substandard corporate governance practices.

Sincerely yours,

/s/ James Fu Bin Lu
James Fu Bin Lu